

November 22, 2011

De Hai Li
Chief Financial Officer
SinoHub, Inc.
6/F, Bldg 51, Rd 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

> **Re: SinoHub, Inc.**
> **Amendment No. 1 to Form 10-K for the year ended December 31, 2010**
> **Filed May 24, 2011**
> **Form 10-Q for the quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-34430**

Dear Mr. Li :

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 38

Liquidity and Capital Resources, page 42

1. Please discuss the nature of the restrictions on the net assets of your subsidiaries in China, the amount of those net assets, and the potential impact on your liquidity and the ability to pay dividends. Please further disclose the amount of your statutory reserve and whether the maximum reserve amount has been reached. Refer to Item 303(a) and Instruction 5 of Regulation S-K.

Item 9A. Evaluation of Disclosure Controls and Procedures, page 51

Management Report on Internal Control over Financial Reporting, page 52

2. We note your disclosure here that management concluded that your internal control over financial reporting was not effective because of a *significant deficiency* relating to the accounting for equity-linked financial instruments. Please address the following:

- Provide us with additional details to support your conclusion that the control deficiency is a significant deficiency and not a material weakness. In this regard, we note that the deficiency resulted in a material misstatement of the annual and interim financial statements not being prevented on a timely basis.

- Your current disclosure appears to suggest that the deficiency relates solely to your accounting for these warrants. However, it appears that the control deficiency could be more pervasive and relate to your ability to account for complex transactions in accordance with U.S. GAAP. Please explain to us in greater detail the nature of the actual control deficiency identified.

3. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

- Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

<u>Who is involved in your financial reporting?</u>

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note that you identify Mr. Daniel Chi Keung Lui as your audit committee financial expert in your filing. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Consolidated Statements of Operations and Comprehensive Income, page 81

4. We note your presentation of "stock compensation expense" and "stock option compensation amortization" on the face of your statements of operations. Please revise future filings to remove theses line items from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Note 1. Summary of Significant Accounting Policies and Organization, page 84

Revenue and Cost Recognition, page 89

5. We note that you recognize revenues net of discounts and allowances. Please explain to us the types of discounts and allowances you offer to your customers. Clearly explain how you are able to estimate these allowances at the time of shipment. Revise future filings to expand your disclosures.

6. Further to the above, please tell us more regarding how you recognize revenues for your supply chain management services. Explain the components of the revenue you recognize from these services. Also explain the direct costs relating to these services. Provide us with a walkthrough of your accounting for the inventory for which you provide these services, including clarifying whether this inventory was manufactured by you, a related party entity or an independent third party.

Note 18. Segment Information, page 109

7. Please revise future filings to disclose revenues attributed to your country of domicile and revenues attributed to foreign countries. Refer to FASB ASC paragraph 280-10-50-41a.

Form 10-Q for the quarter ended September 30, 2011

Note 17. Restricted Cash and Bank Borrowings, page 29

8. We note that at September 30, 2011, you have recognized $85.1 million related to non-deliverable forward (NDF) contracts. Please explain to us the material terms and conditions of your NDF contracts and explain to us how you considered FASB ASC Topic 815 in your accounting and disclosure of these contracts.

Consolidated Financial Condition and Liquidity, page 32

9. We note the significance of your accounts receivable at September 30, 2011. Please explain to us the factors that led to the increase in your accounts receivable in light of the declining sales in the quarter. In this regard, it appears your days sales outstanding has grown from approximately 85 days at December 31, 2010 to approximately 116 days at September 30, 2011. Discuss the factors contributing to this increase. Also discuss the typical payment terms that you offer to customers and explain the factors you consider in determining your allowance for doubtful accounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief